UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes Chief Executive Officer One Glenlake Parkway Suite 1325 Atlanta, Georgia 30328 (678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended by Amendment No. 1 thereto, filed with the SEC on March 27, 2012, Amendment No. 2 thereto, filed with the SEC on March 29, 2012, Amendment No. 3 thereto, filed with the SEC on April 4, 2012, Amendment No. 4 thereto, filed with the SEC on April 17, 2012, Amendment No. 5 thereto, filed with the SEC on April 19, 2012, Amendment No. 6 thereto, filed with the SEC on April 20, 2012 and Amendment No. 7 thereto, filed with the SEC on April 25, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 8. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Expiration of Offer

At 5:00 p.m., New York City time, on Wednesday, April 25, 2012, the Offer expired as scheduled. On April 26, 2012, Purchaser accepted for payment all validly tendered and not withdrawn Shares, in accordance with the terms and conditions of the Offer and applicable law. Parent, Purchaser and the Company intend to promptly take the steps necessary to complete a “short-form” merger of Purchaser with the Company under Delaware law, without a meeting of the Company’s stockholders. Upon the closing of the short-form merger, Parent will acquire all of the remaining shares of the Company for $29.50 per share in cash without interest and less any required withholding taxes. After the completion of the merger, the Company will be a wholly owned subsidiary of Parent and shares of Company common stock will no longer be listed on the NASDAQ Stock Market.

Computershare Trust Company, N.A., the depositary for the Offer, has indicated that, as of 5:00 p.m., New York City time, on April 25, 2012, 10,444,598 shares of common stock of the Company (including 585,491 shares of common stock tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase) have been tendered into and not withdrawn from the Offer, representing approximately 95.58% of the shares of common stock of the Company outstanding.

The full text of the press release issued by Parent on April 26, 2012 announcing the expiration of the Offer and Purchaser’s acceptance of all Shares validly tendered and not validly withdrawn for payment is attached hereto as Exhibit (a)(16) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(16)	Press Release issued by Nuance Communications, Inc. dated April 26, 2012 (incorporated by reference to Exhibit (a)(5)(iii) to Parent’s Amendment No. 6 to Schedule TO filed with the SEC on April 26, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: April 26, 2012